■ EX-99.1
Changes in Directors’ Shares
1.	Details

—	Name: Ku-taek, Lee
(Chief Executive Officer, elected on March 14, 2003)

—	Address: Poi-dong, Gangnam-gu, Seoul, Korea

—	Changes in shares

		Number of shares
		Before	Increase	Remaining
Date	Type	(Sep.1, 2005)	(Decrease)	(Jan. 7, 2008)	Purchase Price
Jan. 7, 2008	Common*	0	1,000	1,000	552,700

*	Ku-taek, Lee purchased the shares on exchange.